KongZhong Corporation Announces Strategic Acquisition of Noumena,

a Smartphone Mobile Game Engine Company

Beijing, China, February 15, 2012 – KongZhong Corporation (the “Company”) (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in China, today announced it has entered into definitive agreements to acquire 100% of the equity interest in Noumena Innovations (BVI) Ltd. (“Noumena”) and certain assets from a related party of Noumena for a total consideration of US$15.0 million in cash, which is payable over three years from the closing of the transactions, and 40.0 million of the Company’s ordinary shares (equivalent to 1.0 million ADSs), which are subject to a three-year lock-up period. The board of directors of the Company has approved the transactions, and the transactions are expected to close in the first quarter of 2012.

Noumena is the developer of Handymo, a cross-platform smartphone mobile game engine. The Handymo game engine, using its proprietary JavaScript-based development environment, supports all major smartphone mobile game platforms, including iOS, Android and HTML5, allowing for more rapid and cost-effective development of smartphone games, including 3D mobile massively multiplayer online (“MMO”) games. By leveraging the Handymo game engine, Noumena has developed a number of successful “freemium” games for the iOS and Android platforms, including 3D Pool Master and Tank Fury HD 3D.

The Company intends to integrate the Noumena team into its existing mobile game development team (of more than 100 employees) in order to create new smartphone mobile games that will take advantage of the Handymo game engine technologies. The Company believes this new generation of smartphone mobile games will enable it to leverage its existing mobile game distribution channels in China and capture market share in the nascent PRC smartphone mobile games market, separate from the Company's existing featurephone mobile game business. Moreover, the Company believes these new games will also enable it to expand its market presence in the overseas smartphone mobile games market with a focus on the “freemium” mobile games sector of the market.

About KongZhong

The Company is one of the leading providers of digital entertainment services for consumers in China. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in China. Since 2004, we have also offered news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our Internet games business in 2010, through our acquisition of Dacheng Networks, a developer and operator of online games.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file or furnish from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel.: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: liuyuan@kongzhong.com